[redacted]

SECUI 10028956 MISSION

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SEC FILE NUMBER
8- 26731

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RESRV Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Broadway
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina Massaro — 212-401-5560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Bruce R. Bent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESRV Partners, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA M. MASSARO
Notary Public, State of New York
No. 01MA6182324
Qualified in Nassau County
Commission Expires: Feb. 25, 2012

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY - 6TH FLOOR
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921-9000
FACSIMILE - (212) 354-1822

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of Resrv Partners, Inc.

We were engaged to audit the accompanying statement of financial condition of Resrv Partners, Inc. as of December 31, 2009 and the related statements of operations, cash flows and changes in partners capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management.

Detailed records for commissions and 12B-1 fees receivable and commissions payable have not been maintained and supporting data for the existence and obligation of such is not available for our audit. In addition, the Company has various related party transactions with affiliated companies for which detailed records are not available to support the existence of such transactions. Therefore, we are not able to satisfy ourselves about the amounts of receivables and commissions payable in the statement of financial condition as of December 31, 2009 and the effects of the results of operations for the year then ended. In addition, the Company's sole revenue is derived from the Reserve Family of Funds ("Funds") which during 2008 had become illiquid. The Board of Trustees of the Funds have voted to liquidate the assets of the Funds. In conjunction with the illiquidity of the Funds, and the ultimate liquidation of the Funds' assets, the Company is a co-defendant in various actions in which the plaintiffs seek various forms of relief. At this time, the Company is unable to determine the outcome of these actions and the overall effects on operations.

Because of the significance of the matters discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the financial statements referred to in the first paragraph.

We are engaged to audit the basic financial statements of Resrv Partners for the purpose of forming an opinion on those statements taken as a whole. The information contained in Schedules 1 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Exchange Act of 1934. As discussed in the second paragraph of our report on page 1, the scope of our work was not sufficient to enable us to express, and do not express, an opinion of the following additional information.

Sanford Becker & Co., P.C.

New York, New York
February 26, 2010

RESRV PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash and Cash Equivalents	$	2,918,911
Receivable from Family of Funds, net of allowance in doubtful accounts of $1,400,000		1,842,967
Other assets		36,719
Total Assets	$	4,798,597
Liabilities and Stockholders' Equity		
Liabilities		
Commissions Payable	$	2,283,473
Due to RMC		24,886
Accrued Expenses		51,848
		2,360,207
Stockholders' Equity		
Common Stock, no par value; 100 shares authorized issued and outstanding		2,205,000
Retained earnings		233,390
		2,438,390
Total liabilities and stockholders' equity	$	4,798,597

The accompanying notes are an integral part of these financial statements

RESRV PARTNERS, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2009

Revenue		
Fees	$	796,445
Other		25,000
		821,445
Expense		
Commissions		796,445
Employee Compensation and Related Costs		45,714
Professional Fees		95,975
Registration Fees		73,933
Occupancy		9,594
General Expenses		28,232
		1,049,893
Loss Before Income Tax		(228,448)
Provision for Income Tax		12,562
Net Loss	$	(241,010)

The accompanying notes are an integral part of these financial statements

RESRV PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2009

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE at January 1, 2009	$ 855,000	$ 474,400	$ 1,329,400
Net Loss for the Year		(241,010)	(241,010)
Capital Contribution	1,350,000		1,350,000
BALANCE at December 31, 2009	$ 2,205,000	$ 233,390	$ 2,438,390

The accompanying notes are an integral part of these financial statements

RESRV PARTNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2009

Cash Flows from Operating Activities		
Net loss	$	(241,010)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Receivable from Family of Funds		1,992,296
Other assets		1,342
Commissions payable		(3,085,646)
Accrued expenses and other payables		40,547
Net cash used in operating activities		(1,292,471)
Cash Flows from Financing Activities		
Capital contributions		1,350,000
Net increase in cash and cash equivalents		57,529
Cash and Cash Equivalents		
Beginning		2,861,382
Ending	$	2,918,911
Supplemental disclosures of cash flow information		
Cash paid during the year for Income taxes	$	12,562

The accompanying notes are an integral part of these financial statements

(1) **Organization**:
Resrv Partners, Inc., (the "Company"), was incorporated in the State of New York on August 26, 1981 and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. In addition, the Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as the exclusive distributor for the Reserve Family of Funds ("Funds").

During 2008, the Company's sole revenue was derived from the Reserve Family of Funds which became illiquid. The effect of such event raise question with regards to collection of current receivables and payment of its obligations. In addition, the Company is unaware whether there will be future revenue. In conjunction with the liquidation of the Family of Funds (see note 6), the Company is a co-defendant in various actions against the Family of Funds.

Due to the liquidations of the Funds, the Company anticipates it will reduce all costs to the minimum and be in compliance with net capital requirements. The Company's stockholders have indicated that their intent is to continue to fund any future financing or operating deficiencies in order to keep the Company in compliance with minimum net capital requirements.

(2) **Summary of Significant Accounting Policies**
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to Federal tax authorities.

In addition, the Company has elected S Corporation status for New York State tax purposes and the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation statues and the Company is therefore taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against the deferred tax asset when it is more likely than not that the deferred tax asset will not be utilized.

Accounting standards related to accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, presented and discloses in the financial statements. It is effective for all fiscal years beginning after December 15, 2008, and is to be applied to all open tax years as of the date of effectiveness. Management has concluded that there is no impact on the Company's financial statements as a result of these standards.

(3) **Receivable from Broker, Dealer and Clearing Organization**
Receivable from the Funds arise as a result of the Company's normal securities transactions. Receivables from the Funds are periodically evaluated for collectibility based on past credit history and its current financial condition. Changes in the estimated collectibility of the Funds receivables are recorded in the results of operations for the period in which the estimate is revised. The Funds receivable that are deemed uncollectible are offset against the allowance for uncollectible accounts.

(4) **Related party Transaction**
Reserve Management Company, Inc. ("RMCI") an affiliated company through common ownership, provides the Company with back office support. RMCI makes payments on behalf of the Company for commissions payable and various shared services which are then reimbursed to RMCI. For the year ended December 31, 2009, shared services amounted to $ 56,624. At December 31, 2009, the amounts due to RMCI for expenses paid on Company's behalf totaled to $24,886.

(5) **Net Capital Requirements**
The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of $25,000 or 1/15 of aggregate indebtedness. At December 31, 2009, the Company had net capital as defined, of $500,269 which is excess of the required minimum net capital by $342,922. Aggregate indebtedness at December 31, 2009 totaled $2,360,207.

(6) **Litigation**
Legal Proceedings
The Company, affiliates of the Company, The Family of Funds and certain of their trustees and officers have been named as defendants in numerous actions that have been filed since September 17, 2008. The Plaintiffs are investors (or broker-dealers for investors) who own shares of the Primary Fund and the U.S. Government Fund.

Although the allegations in the actions differ in some respects, the actions arise from the same underlying set of facts relating to the Primary Fund's holding of debt securities (with a face value of $785 million) issued by Lehman Brothers Holdings, Inc. ("Lehman"), which filed a petition for bankruptcy protection on September 15, 2008.

The actions variously allege certain claims, including claims under the Securities Act of 1933, Securities Exchange Act of 1934, Investment Company Act of 1940 and common law for breach of contract, breach of fiduciary duty, fraud, and conversion arising from the conduct of one or more defendants prior to and during the week of September 15, 2008. Plaintiffs in these actions seek various forms of relief, including monetary compensation for losses sustained by a decrease in share value, an order directing the Primary Fund or the U.S. Government Fund, as the case may be, to recalculate redemption amounts, disgorgement of fund management fees, rescission of shares purchased and an order to liquidate the fund. Additional actions based upon similar allegations may be filed in the future.

The Company and other co-defendants are reviewing the allegations made in these actions and intend to vigorously defend against them. The potential impact of these actions, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is uncertain. There can be no assurance that these suits and/or ongoing adverse publicity will not result in adverse consequences for the Company.

Securities and Exchange Complaint

The Enforcement Division of the Securities and Exchange Commission ("SEC") filed a complaint ("SEC Action") against the Company and other entities and individuals. The SEC alleges that the Company violated numerous provisions of the Securities and Exchange Act of 1934, the Securities Act of 1933, and the Investment Adivsers Act of 1940 in connection with the September 16, 2008 drop in the net-asset value of shares in the Reserve Primary Fund mutual fund and other mutual funds owned by the Reserve.

On August 12, 2009, the Company filed a motion to dismiss the SEC Action on the grounds that the complaint failed to state a cause of action. The SEC subsequently opposed the Company's motion to dismiss. The Company's motion to dismiss was denied on February 24, 2010. The Company intends to vigorously defend against the allegations asserted against it in the SEC Action.

RESRV PARTNERS, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009
SCHEDULE I

Computation of net capital	
Total stockholders' equity	$ 2,438,390
Deductions and/or charges	
Non-allowable assets	
Commissions receivable, over 30 days	1,842,967
Other assets	36,719
	1,879,686
Net capital (deficiency) before haircut	558,704
Haricuts on securities	
Money market fund	58,435
Net capital, as defined	500,269
Minimum net capital	
Greater of $25,000 or 6.67% of Aggregated indebtedness	157,347
Excess net capital	$ 342,922
Excess net capital 1000 Percent	$ 264,248
Total Aggregated indebtness	$ 2,360,207

The accompanying notes are an integral part of these financial statements

RESRV PARTNERS, INC.
COMPUTATION AND DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009
SCHEDULE II

The Company has claimed exemption from Rule 15c3-3 under the provisions of sectin (k)(2)(ii).

RESRV PARTNERS, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009
SCHEDULE III

Reconciliation of Computation of Net Capital

1. Net capital per FOCUS Report, Part IIA	$	500,269
Net capital, as computed, per Schedule I	$	500,269
2. Aggregate indebtedness, per FOCUS Report, Part IIA	$	2,360,207
Aggregate indebtness, per Schedule I	$	2,360,207

The accompanying notes are an integral part of these financial statements

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

REPORT ON INTERNAL CONTROL

The Members
Resrv Partners, Inc.

In planning and performing our audit of the financial statements of Resrv Partners, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the priodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that tranactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatments on a timely basis. A *significant deficiency* is a control deficiency, or combintion of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally acepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we considered to be a material weakness, as defined. This condition was considered in determining the timing and extent of the procedures performed in our audit of the financial statements of Resrv Partners as of and for the year ended December 31, 2009 and this report does not affect our report thereon dated February ?, 2010. During the course of our audit, we noted that the back office has not always provided complete and timely information relating to receipts and disbursements of the Company which may have a direct impact on financial reporting and disclosure. The information that is provided does not have sufficient detail to enable an apropriate audit trail to support the recording of such transactions in the Company's books and records. This is a material weakness in internal controls over financial reporting. Management believes that oversight is sufficient to mitigate the risks associated with this material weakness and has indicated that it will take the appropriate corrective actions to modify internal controls accordingly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such pruposes. Based on this understanding

and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford Becker & Co., P.C.

New York, New York
February 26, 2010

RESRV PARTNERS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED DECEMBER 31, 2009

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK

RESRV PARTNERS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED DECEMBER 31, 2009

RESRV PARTNERS INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

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